UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 6
To
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

POLARITYTE, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

731094108
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[  ] Rule 13d-1(d)

CUSIP No. 731094108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Groussman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 540,391(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 540,391(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,391(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.73% (Based on 6,992,044 shares outstanding as of December 31, 2017)
12	TYPE OF REPORTING PERSON* IN

(1)
Includes (i) 472,800 shares of common stock held by Melechdavid, Inc. (“Melechdavid”) and (ii) 67,591 shares of common stock held by Melechdavid, Inc. Retirement Plan (“Retirement Plan”). Excludes 54,545 shares of common stock underlying Series F Convertible Preferred Stock held by Melechdavid. The Series F Convertible Preferred Stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that conversion would result in the holder’s beneficial ownership being in excess of 4.99%. Mark Groussman is the President of Melechdavid and the trustee of Retirement Plan and in such capacities has voting and dispositive power over the securities held by such entities.

CUSIP No. 731094108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melechdavid, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 472,800 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 472,800 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,800 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.76% (Based on 6,992,044 shares outstanding as of December 31, 2017)
12	TYPE OF REPORTING PERSON* CO

(1)
Includes 472,800 shares of common stock held by Melechdavid. Excludes 54,545 shares of common stock underlying Series F Convertible Preferred Stock held by Melechdavid. The Series F Convertible Preferred Stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that conversion would result in the holder’s beneficial ownership being in excess of 4.99%. Mark Groussman is the President of Melechdavid in such capacity has voting and dispositive power over the securities held by such entity.

CUSIP No. 731094108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melechdavid, Inc. Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 67,591(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 67,591(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,591(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.97% (Based on 6,992,044 shares outstanding as of December 31, 2017)
12	TYPE OF REPORTING PERSON* OO

(1)
Mark Groussman is the trustee of Retirement Plan and in such capacity has voting and dispositive power over the securities held by such entity.

Item 1(a).
Name of Issuer:

PolarityTE, Inc., a Delaware corporation (“Issuer”)

Item 1(b).
Address of Issuer's Principal Executive Offices:

615 Arapeen Drive, Salt Lake City, UT 84108

Item 2(a).
Name of Person Filing.

The statement is filed on behalf of Mark Groussman, Melechdavid, and Retirement Plan (together, the “Reporting Person”).

Item 2(b).
Address of Principal Business Office or, if None, Residence.

5154 La Gorce Drive, Miami Beach, FL 33140

Item 2(c).
Citizenship.

United States/Florida

Item 2(d).
Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).
CUSIP Number.

731094108

Item 3.
Type of Person

Not applicable.

Item 4.
Ownership.

(a) Amount beneficially owned: 540,391 (1)

(b) Percent of class: 7.73% (Based on 6,992,044 shares outstanding as of December 31, 2017)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 540,391 (1)
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 540,391 (1)

(1)
Includes (i) 472,800 shares of common stock held by Melechdavid and (ii) 67,591 shares of common stock held by Retirement Plan. Excludes 54,545 shares of common stock underlying Series F Convertible Preferred Stock held by Melechdavid. The Series F Convertible Preferred Stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that conversion would result in the holder’s beneficial ownership being in excess of 4.99%. Mark Groussman is the President of Melechdavid and the trustee of Retirement Plan and in such capacities has voting and dispositive power over the securities held by such entities.

Item 5.
Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.
Identification and Classification of Members of the Group.

Not applicable.

Item 9.
Notice of Dissolution of Group.

Not applicable.

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018	/s/ Mark Groussman
Mark Groussman

Melechdavid, Inc.
Date: February 14, 2018	By:	/s/ Mark Groussman
Mark Groussman, President
Melechdavid, Inc. Retirement Plan
Date: February 14, 2018	By:	/s/ Mark Groussman
Mark Groussman, Trustee